Exhibit 99.2

NEWS RELEASE

MDA SPACE ANNOUNCES BOUGHT DEAL OFFERING OF COMMON SHARES

The short form base shelf prospectus is accessible, and the final prospectus supplement will be accessible within two business days, through SEDAR+.

July 8, 2026 (TORONTO, ON) – MDA Space Ltd. (“MDA Space” or the “Company”) (TSX:MDA) (NYSE:MDA), a trusted mission partner to the rapidly expanding global space industry, announced today that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets and RBC Capital Markets, as joint lead bookrunners, and J.P. Morgan, Scotiabank and BofA Securities, as joint active bookrunners (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 20,000,000 common shares (the “Common Shares”) of MDA Space at a price of US$35.60 per Common Share (the “Offering Price”) for aggregate gross proceeds of US$712 million.

MDA Space has granted the Underwriters an over-allotment option (the “Option”) to purchase up to an additional 15% of Common Shares issued in connection with the Offering, to cover over-allotments, if any, at the Offering Price. The Option is exercisable in whole or in part at any time up to 30 days following the closing of the Offering.

MDA Space intends to use the net proceeds of the Offering to fund a portion of the purchase price, which is payable in cash, of its concurrently announced acquisition (the “Acquisition”) of approximately a 70% interest in Collecte Localisation Satellites (“CLS”). The net proceeds may also be used to fund the repayment of all or a portion of CLS’ existing indebtedness (if the Company is unable to arrange debt financing to repay such indebtedness) and/or related financing fees and transaction expenses.

The Offering is expected to close on or about July 14, 2026, subject to customary closing conditions, including the entering into of an underwriting agreement, the listing of the Common Shares on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”), and any required approvals of the NYSE and the TSX. The closing of the Offering is not conditional on the closing of the Acquisition and the Acquisition is not conditional on the closing of the Offering. If the Acquisition is not completed, MDA Space intends to use the net proceeds from the Offering to pursue its growth strategy, which includes expanding its customer base and solutions, supporting the growth of existing customers, and pursuing other strategic opportunities, which may include acquisitions or investments.

The Common Shares will be offered in Canada pursuant to a short form base shelf prospectus (the “Base Shelf Prospectus”) as accompanied by a prospectus supplement (the “Prospectus Supplement”), and will be offered in the United States pursuant to a prospectus supplement to the Base Shelf Prospectus (collectively, the “U.S. Prospectus”) forming part of the Company’s registration statement on Form F-10 (together with any amendments thereto, the “Registration Statement”), filed with the United States Securities and Exchange Commission and registering the Common Shares under the United States Securities Act of 1933, as amended, pursuant to the Multi-Jurisdictional Disclosure System adopted by the United States and Canada. The Base Shelf Prospectus, the Prospectus Supplement and the Registration Statement, including the U.S. Prospectus, contain important detailed information about the Offering. Prospective investors should read such documents, as well as the documents incorporated by reference therein, for more complete information about the Company and the Offering before making an investment decision.

Delivery of the Base Shelf Prospectus, the final Prospectus Supplement, and any amendments to the documents will be provided in accordance with Canadian securities legislation relating to access equals delivery procedures. Copies of the Base Shelf Prospectus and the preliminary Prospectus Supplement are,  and the final Prospectus Supplement will be within two business days from the date hereof, available on SEDAR+ at www.sedarplus.ca, and a copy of the Registration Statement, including the U.S. Prospectus, is, or will be within two business days from the date hereof, available on EDGAR at www.sec.gov. Alternatively, an electronic or paper copy of the Prospectus Supplements, the Base Shelf Prospectus and the Registration Statement, including the U.S. Prospectus, and any amendment to such documents may be obtained, without charge: in Canada from BMO Nesbitt Burns Inc., Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca or from RBC Dominion Securities Inc., Attention: Distribution Centre, 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2 or by email at distribution.rbcds@rbccm.com or in the United States by contacting BMO Capital Markets Corp., Attention: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com or from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, email: equityprospectus@rbccm.com, by providing the contact with an email address or address, as applicable.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About MDA Space

Building the space between proven and possible, MDA Space (TSX:MDA) (NYSE:MDA) is a trusted mission partner to the global defence and space industry. A robotics, satellite systems and geointelligence pioneer with a 55-year+ story of world firsts and more than 450 missions, MDA Space is a global leader in communications satellites, Earth and space observation, and space exploration and infrastructure. The global MDA Space team of more than 4,000 space experts has the knowledge and know-how to turn an audacious customer vision into an achievable mission — bringing to bear a one-of-a-kind mix of experience, engineering excellence and wide-eyed wonder that’s been in our DNA since day one. For those who dream big and push boundaries on the ground and in the stars to change the world for the better, we’ll take you there.

Forward-Looking Statements

Certain statements contained in this news release are forward-looking information and forward-looking statements  (collectively, “forward-looking statements”) (within the meaning of the Canadian securities laws and United States federal securities laws, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and are provided for the purpose of presenting information about management's current expectations and plans relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. These forward-looking statements include, but are not limited to, statements regarding: the Offering and the Acquisition, the terms of the Offering and the Acquisition, the completion and timing of the Offering and Acquisition, the intended listing of the Common Shares on the NYSE and the TSX, obtaining required approvals from the NYSE and the TSX, the granting of the over-allotment option to the Underwriters, and the intended use of proceeds of the Offering. In some cases, forward-looking statements can be identified by such terms as "may", “will”, “would”, “anticipate”, “anticipated”, "intend", “expect” and “expected”.

The forward-looking statements in this news release are based on certain assumptions and analyses made by MDA Space in light of management's experience and perception of historical trends, including assumptions regarding general economic and political conditions, the Company’s future growth initiatives, and the Company’s ability to complete the Offering and the Acquisition. Such statements are subject to significant known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such statements and, accordingly, should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. Such risks include the risk that the Offering and the Acquisition will not be completed, as well as those risks described in the base shelf prospectus filed on August 7, 2025 (and as will be described in the final Prospectus Supplement, which will be available within two business days), available on SEDAR+ at www.sedarplus.ca, including the documents incorporated by reference therein (including the risks and uncertainties detailed under the “Risk Factors” section of the Company’s annual information form dated March 4, 2026), and the Registration Statement, including the U.S. Prospectus and the documents incorporated by reference therein, available on EDGAR at www.sec.gov, which risks may be dependent on market factors and not entirely within the Company's control.

Although MDA Space believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and there can be no assurance that actual results will be consistent with the forward-looking statements. Accordingly, readers should not place undue reliance on any forward-looking statements or information included within this press release. These forward-looking statements speak only as of the date of this press release. Except as required by law, MDA Space is not under any obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MEDIA CONTACT

Amy MacLeod

Vice President, Corporate Communications

613-796-6937

amy.macleod@mda.space

INVESTOR CONTACT

Jim Floros

Vice President, Investor Relations

289-914-0209

jim.floros@mda.space